UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 3, 2012
	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VimpelCom Appoints Maximo Ibarra to Lead Italy Business

Amsterdam (May 3, 2012) - VimpelCom Ltd. (“VimpelCom” or “the Company”) (NYSE:VIP) announces today that Maximo Ibarra has been appointed as Chief Executive Officer of Wind Telecomunicazioni S.p.A. (“Wind”), and as a member of the Management Board of VimpelCom. Mr. Ibarra’s appointment will take effect on May 11, 2012. Mr. Ibarra was previously Head of the Consumer Business Unit for Wind.

Jo Lunder, Chief Executive Officer of VimpelCom, stated: “I am delighted to announce the appointment of Maximo to lead our Italian business. He has a track record of success in running the Consumer Business Unit and broad experience in both the Telecoms sector and other industries. I am confident that Wind will continue its successful track record of performance whilst executing on our Value Agenda under his leadership.”

Maximo Ibarra

Maximo Ibarra entered the mobile business in 1994 at an early stage of the industry’s growth, working for Telecom Italia Mobile in the marketing function before joining Omnitel/Vodafone in 1996 where he became Marketing Director of the Consumer Division. In 2000, he was appointed Commercial Director of DHL International and in 2001 he became Vice President of Fiat Auto with responsibility for Strategy and Business Development. In 2003 he left to join Benneton Group as Vice President of Marketing and Strategy and in 2004 returned to the Telecoms industry as Marketing Director within the Mobile business unit at Wind, where he rose to become the Company’s Consumer Director before his appointment as CEO of Wind.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2011 VimpelCom had 205 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations:	Media and Public Relations:
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com
Tel: +31 (0)20 79 77 203 (Amsterdam)	Tel: +31 (0)20 79 77 200 (Amsterdam)